STAG Industrial, Inc.

99 High Street, 28th Floor

Boston, MA  02110

April 8, 2011

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4561

Washington, DC 20549-4561

Attn:	Tom Kluck

	Re:	STAG Industrial, Inc. (the “Company”)
Registration Statement on Form S-11
File No. 333-168368

Ladies and Gentlemen:

The Company hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:30 p.m. on April 8, 2011, or as soon as practicable thereafter, pursuant to Rule 461 of the Securities Act of 1933, as amended.

The Company acknowledges that (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, covering the common stock of the Company be declared effective concurrently with the above-captioned Registration Statement.

Please contact Jeffrey M. Sullivan of DLA Piper LLP (US) with any questions or comments at (919) 786-2003.  Thank you for your assistance with this filing.

STAG INDUSTRIAL, INC.

By:	/s/ Kathryn Arnone
Name:	Kathryn Arnone
Title:	Executive Vice President, General Counsel and Secretary